As filed with the U.S. Securities and Exchange Commission on April 24, 2017

Registration No. 333-216899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

PRE-EFFECTIVE AMENDMENT TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

SBERBANK (Sberbank of Russia)

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Sberbank CIB USA, Inc.

152 West 57th Street, 44th Floor

New York, New York 10019

(212) 300-9600

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐       immediately upon filing

☐       on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of SBERBANK (Sberbank of Russia)	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(3) to this Pre-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles number 15, 16,18 and 27

	(iii)	Collection and distribution of dividends	Articles number 4, 12, 13, 14, 15, 18 and 27

	(iv)	Transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18

	(v)	Sale or exercise of rights	Articles number 13, 14, 15 and 18

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17,18 and 27

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles number 20 and 21

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Article number 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Articles number 14, 18, 21 and 22

(3)	Fees and Charges		Articles number 7 and 8

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement dated as of June 27, 2011 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement dated as of September 24, 2012 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement dated as of , 2017 among SBERBANK (Sberbank of Russia), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Owners and Holders from time to time of American Depositary Shares, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 20, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SBERBANK (Sberbank of Russia) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on April 24, 2017.

SBERBANK (Sberbank of Russia)

By:	/s/ Herman O. Gref
Name:	Herman O. Gref
Title:	Chief Executive Officer

Under the requirements of the Securities Act, this Pre-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on April 24, 2017 in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Sergey Ignatiev*	Chairman of the Supervisory Board of Directors
Sergey Ignatiev

/s/ Herman O. Gref*	Chief Executive Officer and Chairman of the Executive Board
Herman O. Gref	(principal executive officer)

/s/ Alexei Kudrin*	Deputy Chairman of the Supervisory Board of Directors
Alexei Kudrin

/s/ Georgy Luntovskiy*	Deputy Chairman of the Supervisory Board of Directors
Georgy Luntovskiy

Director
Sergei Shvetsov

/s/ Nadezhda Ivanova*	Director
Nadezhda Ivanova

Director
Dmitry Tulin

Director
Anton Siluanov

/s/ Gennady Melikyan*	Senior Independent Director
Gennady Melikyan

/s/ Alessandro Profumo*	Independent Director
Alessandro Profumo

/s/ Martin Grant Gilman*	Independent Director
Martin Grant Gilman

Independent Director
Nadya Wells

/s/ Vladimir Mau*	Independent Director
Vladimir Mau

/s/ Esko Tapani Aho*	Independent Director
Esko Tapani Aho

/s/ Alexander Morozov*	Chief Financial Officer
Alexander Morozov	(principal financial officer)

/s/ Marina Lukianova*	Chief Accounting Officer
Marina Lukianova	(principal accounting officer)

/s/ Peter Urbanczyk *	Authorized U.S. Representative
Peter Urbanczyk

*

By:	/s/ Herman O. Gref
Name: Herman O. Gref
Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Form of Deposit Agreement

(a)(2)	Form of Amendment No. 1 to Deposit Agreement

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.